OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                 EXHIBIT 11.  COMPUTATION OF EARNINGS PER SHARE


For the three and six months
ended April 30, 1997 and 1996
(Amounts in thousands, except                    THREE MONTHS     SIX MONTHS
per share amounts)                               1997    1996     1997   1996


PRIMARY:
Average common shares outstanding.........    10,069   9,550    9,927  9,533
Common equivalent shares outstanding......       341     608      365    606

                                              10,410  10,158   10,292 10,139



Net income................................   $ 1,513 $ 2,071   $2,420 $2,811
Less dividend on preferred stock..........     (187)   (240)    (427)  (480)


Net income applicable to common stock.....    $1,326  $1,831   $1,993 $2,331



Net income per common and common
  equivalent share, primary...............    $  .13  $  .18   $  .19 $  .23



FULLY DILUTED:

Average common shares outstanding.........    10,069   9,550    9,927  9,533
Common equivalent shares outstanding......       341     662      365    633
Potential dilution of preferred stock.....       762   1,143      762  1,143

                                              11,172  11,355   11,054 11,309



Net income applicable to common stock.....    $1,326  $1,831   $1,993 $2,331
Add back dividend on preferred stock......       187     240      427    480


Net income for calculating fully diluted
  earnings per share......................    $1,513  $2,071   $2,420 $2,811



Net income per common and common
  equivalent share, fully diluted.........    $  .14  $    .18 $  .22 $  .25





NOTE: Fully diluted earnings per share do not result in dilution of three percent or more or are anti-dilutive and, therefore, are not separately presented in the consolidated statements of income.